                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         SCHEDULE 13G
          Under the Securities Exchange Act of 1934
                   (Amendment No. __________)*


                  CAPSTONE TURBINE CORPORATION
-----------------------------------------------------------------
                       (Name of Issuer)

                  COMMON STOCK, $.001 PAR VALUE
-----------------------------------------------------------------
                 (Title of Class of Securities)

                          14067D 10 2
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                         (CUSIP Number)

                         June 29, 2000
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     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
---

 X  Rule 13d-1(c)
---

    Rule 13d-1(d)
---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.          14067D 10 2
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Southern Union Company
       75-0571592
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2.  Check the Appropriate Box if a Member of a Group

    (a)
        ---------------------------------------------------------
    (b)
        ---------------------------------------------------------
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3.  SEC Use Only
                 ------------------------------------------------
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4.  Citizenship or Place of Organization:  Delaware
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              5.  Sole Voting Power: 4,167,916
                                     ----------------------------
Number of     ---------------------------------------------------
Shares
Beneficially  6.  Shared Voting Power     0
Owned by                              ---------------------------
Each          ---------------------------------------------------
Reporting     7.  Sole Dispositive Power: 4,167,916
Person With                               -----------------------
              ---------------------------------------------------
              8.  Shared Dispositive Power    0
                                           ----------------------
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
    4,167,916
    -------------------------------------------------------------
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10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares
            -----------------------------------------------------
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11.  Percent of Class Represented by Amount in Row (9): 5.68%
                                                        ---------
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12.  Type of Reporting Person (See Instructions):  CO
                                                   --------------
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Item 1.

  (a)  Name of Issuer
         Capstone Turbine Corporation

  (b)  Address of Issuer's Principal Executive Offices
         6430 Independence
         Woodland Hills, CA 91367

Item 2.

  (a)  Name of Person Filing
         Southern Union Company

  (b)  Address of Principal Business Office or, if none,
       Residence
         504 Lavaca, Austin, Texas 78701

  (c)  Citizenship
         Delaware Corporation

  (d)  Title of Class of Securities
         Common Stock, $.001 par value

  (e)  CUSIP Number
         14067D 10 2

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) [ ] An investment adviser in accordance with rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the defini-tion of an investment company under Section
                 3(c)(14) of the Investment Company Act of 1940;

         (j) [ ] Group, in accordance with rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a) Amount beneficially owned:  4,167,916.
                                         ---------

         (b) Percent of class:  5.68%.
                                -----

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:
                     4,167,916.
                     ---------

             (ii)  Shared power to vote or to direct the vote:
                     0  .
                   -----

             (iii) Sole power to dispose or to direct the
                   disposition of:  4,167,916.
                                    ---------

             (iv)  Shared power to dispose or to direct the
                   disposition of:    0  .
                                    -----

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               July 20, 2000
                               --------------
                                    Date

                               SOUTHERN UNION COMPANY

                               By:  /s/ DAVID J. KVAPIL
                                        ------------------------------
                                        David J. Kvapil
                                        Senior Vice President and
                                        Corporate Controller